Exhibit 99.1



SUPPLEMENT dated 9 June 2004 to
OFFER TO PURCHASE AND CONSENT SOLICITATION dated May 25, 2004


                            VIVENDI UNIVERSAL S.A.

     OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING NOTES LISTED BELOW
       FOR AGGREGATE CONSIDERATION NOT TO EXCEED (EURO)1,000,000,000 AND
                             CONSENT SOLICITATION

   as more fully described in the Offer to Purchase and Consent Solicitation
                          (the "Offer to Purchase")


-------------------------------------------------------------------------------
THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 24, 2004, UNLESS EXTENDED OR EARLIER TERMINATED BY VIVENDI UNIVERSAL S.A. IN ITS SOLE DISCRETION (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR
EARLIER TERMINATED, THE "EXPIRATION DATE"). HOLDERS MUST BOTH VALIDLY TENDER, AND NOT WITHDRAW, THEIR NOTES, AND VALIDLY CONSENT TO THE PROPOSED AMENDMENTS, ON OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JUNE 15, 2004,
UNLESS EXTENDED OR EARLIER TERMINATED BY VIVENDI UNIVERSAL S.A. IN ITS SOLE DISCRETION (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "CONSENT DATE"), TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION. WITHDRAWAL RIGHTS WITH RESPECT TO TENDERED NOTES ARE NOT BEING EXTENDED. ACCORDINGLY, TENDERED NOTES MAY NO LONGER BE WITHDRAWN AFTER 5:00 P.M., NEW YORK CITY TIME, ON JUNE 8, 2004, SUBJECT TO CERTAIN LIMITED EXCEPTIONS. HOLDERS MUST BOTH VALIDLY TENDER, AND NOT WITHDRAW, THEIR NOTES, AND VALIDLY CONSENT TO THE PROPOSED AMENDMENTS ON OR PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE PURCHASE PRICE. HOLDERS WHO DESIRE TO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES. CAPITALIZED TERMS USED AND NOT DEFINED HEREIN SHALL HAVE THE RESPECTIVE MEANINGS ASSIGNED TO THEM IN THE OFFER TO PURCHASE.
-------------------------------------------------------------------------------

         We are amending the Tender Offer to (1) increase the Purchase Price and Total Consideration for the 9.25% Notes, the 6.25% Dollar Notes and the 9.50% Notes and (2) extend the Consent Date for all the Notes to 5:00 p.m., New York City time, on Tuesday, June 15, 2004. The following table sets forth certain information to be used in determining the consideration payable in respect of each $1,000 principal amount, or (euro)1,000 principal amount, as the case may be, of each series of Notes tendered, as more fully described in the Offer to Purchase.

 CUSIP/ISIN NO.              TITLE OF            OUTSTANDING    ACCEPTANCE    PURCHASE     CONSENT        TOTAL
                             SECURITY             PRINCIPAL   PRIORITY LEVEL  PRICE(1)     PAYMENT(1)  CONSIDERATION(1)
                             --------              AMOUNT     --------------  ---------    --------    -------------
                                                   ------
92852EAA3/            9.25% Senior Notes due    $935,000,000       1          $1,151.95    $30.00       $1,181.95
US92852EAA38;         2010
F7063CAF3/
USF7063CAF35;
92852EAG0/
US92852EAG08

92852EAE5/            6.25% Senior Notes due    $975,000,000       2          $1,035.33    $30.00       $1,065.33
US92852EAE59;         2008
F7063CAL0/
USF7063CAL03;
92852EAH8/
US92852EAH80

XS0165785766;         9.50% Senior Notes due    E325,000,000       3          E1,165.55    E30.00       E1,195.55
XS0165785683;         2010
XS0173797803

XS0172035924;         6.25% Senior Notes due    E500,000,000       4          E1,042.50    E30.00       E1,072.50
XS0172035841;         2008
XS0181803916
(1) Per $1,000 principal amount, or E1,000 principal amount, as the case may be.


     Holders who tender their Notes at or prior to 5:00 p.m., New York City time, on the Consent Date will receive the applicable Total Consideration (as set forth in the table above), subject to the terms and conditions set forth in the Offer to Purchase. Holders who tender their Notes after 5:00 p.m., New York City time, on the Consent Date and at or prior to 12:00 midnight, New York City time, on the Expiration Date will receive the applicable Purchase Price (as set forth in the table above), subject to the terms and conditions set forth in the Offer to Purchase.

     EXCEPT FOR THE AMENDMENTS TO THE PURCHASE PRICES AND TOTAL CONSIDERATION DESCRIBED ABOVE AND THE EXTENSION OF THE CONSENT DATE DESCRIBED ABOVE, WHICH IN EACH CASE SUPERSEDE INCONSISTENT INFORMATION CONTAINED IN ANY OF THE OFFER DOCUMENTS, ALL OTHER TERMS AND CONDITIONS OF THE TENDER OFFER, AS DESCRIBED IN THE OFFER TO PURCHASE, REMAIN UNCHANGED. HOLDERS WHO HAVE ALREADY TENDERED THEIR NOTES WILL RECEIVE THE AMENDED PURCHASE PRICE AND TOTAL CONSIDERATION FOR THEIR 9.25% NOTES, 6.25% DOLLAR NOTES AND 9.50% NOTES AND NEED NOT TAKE ANY FURTHER ACTION IN RESPONSE TO THIS SUPPLEMENT.

     Holders who validly deliver Consents pursuant to the Offer may revoke such Consents prior to the time at which the Supplemental Indenture relating to the series of Notes to which those Consents relate becomes effective, which will be the date on which such Supplemental Indenture is executed. However, if a Consent is revoked, the Holder will not be eligible to receive the Consent Payment for those Notes.

     Withdrawal rights with respect to tendered Notes are not being extended. Accordingly, tendered Notes may no longer be withdrawn after 5:00 p.m., New York City time, on June 8, 2004, subject to certain limited exceptions, including amendments to the Offer in certain circumstances that constitute a material adverse change to the Holders (as more fully described in the Offer to Purchase).

                                     * * *

     This Supplement should be read in conjunction with the Offer Documents, which we previously provided to you. This Supplement and the Offer Documents contain important information, and you should read them carefully in their entirety before you make any decision with respect to the Offer. We reserve the right to terminate, modify, extend or otherwise amend any of the Offer as more fully described in the Offer Documents.

     The Offer does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or "blue sky" laws.

     The Notes not being listed in France, neither this Supplement, the Offer to Purchase nor any other offering material has been submitted to the clearance procedures of the French Autorite des marches financiers (AMF). The Notes have not been offered and will not be offered, directly or indirectly, to the public in France and the Offer will be made in the Republic of France only to qualified investors (investisseurs qualifies) as defined and in accordance with Articles L.411-1 and L.411-2 of French Code monetaire et financier and Decree n(degree) 98-880 dated October 1st, 1998 relating to offers to qualified investors. Furthermore, the Offer to Purchase or any other offering material relating to any Notes will not be distributed or caused to be distributed other than to those investors to whom offers of Notes may be made as described above and in the Offer to Purchase.

     The documents relating to the Offer have not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (CONSOB) and are not directed to investors resident in Italy. No interests in the Notes are being offered, sold, purchased or delivered, no consent is being solicited and neither the documents relating to the Offer nor any other offering or publicity material relating to the offer described in this Supplement or any press release or the Notes is or will be distributed to Holders who are Italian residents or who are located in Italy by the Company or either of the Dealer Managers or any other person acting on its or their behalf. Accordingly, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.

     NOTWITHSTANDING ANY OTHER PROVISION OF THE OFFER, THE COMPANY'S OBLIGATION TO ACCEPT FOR PURCHASE, AND TO PAY FOR, NOTES VALIDLY TENDERED PURSUANT TO THE OFFER IS CONDITIONED UPON SATISFACTION OR WAIVER OF CERTAIN GENERAL CONDITIONS AS SET FORTH IN THE OFFER TO PURCHASE. THE COMPANY, IN ITS SOLE DISCRETION, MAY WAIVE ANY OF THE CONDITIONS OF THE OFFER IN WHOLE OR IN PART, AT ANY TIME OR FROM TIME TO TIME.

         THIS SUPPLEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY

3

OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

     NEITHER THE COMPANY, NOR THE DEALER MANAGERS MAKE ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES AND DELIVER CONSENTS IN RESPONSE TO THE OFFER. EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER NOTES AND DELIVER CONSENTS AND, IF SO, AS TO HOW MANY NOTES TO TENDER AND CONSENTS TO DELIVER.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER, OTHER THAN THOSE CONTAINED IN THE OFFER TO PURCHASE AS AMENDED OR SUPPLEMENTED OR IN THE CONSENT AND LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGERS.



                                                        VIVENDI UNIVERSAL S.A.

                   THE TENDER AGENT FOR THE TENDER OFFER IS:

THE BANK OF NEW YORK, LONDON BRANCH              THE BANK OF NEW YORK, NEW YORK
         30 Cannon Street                              101 Barclay Street
          London EC4 M6XH                           New York, New York 10286
Julie McCarthy +44 (0)207- 964-6513                       Duong Nguyen
 Amanda Smith +44 (0)207-964-7235                        (212)-815-3687


             THE LUXEMBOURG TENDER AGENT FOR THE TENDER OFFER IS:

                    THE BANK OF NEW YORK (LUXEMBOURG) S.A.
                                Aerogolf Center
                                 1A Hoehenhof
                             L-1736 Senningerberg
                                  Luxembourg
                              +44 (0)207-964-6386

     Any questions or requests for assistance may be directed to the Dealer Managers or the Information Agent at the addresses and telephone numbers set forth below. Requests for additional copies of the Offer Documents may be directed to the Information Agent. Beneficial owners may also contact their Custodian for assistance concerning the Tender Offer.

                THE INFORMATION AGENT FOR THE TENDER OFFER IS:

                    GLOBAL BONDHOLDER SERVICES CORPORATION

       65 Broadway - Suite 704                        Ambassador House
       New York, New York 10006                    2 White Kenneth Street
       Attn: Corporate Actions                     London, E1 7BS England

Banks and Brokers call: (212) 430-3774         Inside the UK: (020) 7864 9136
       Toll free (866) 470-4500             Outside the UK: +44 (0)20 7864 9136



                 THE DEALER MANAGERS FOR THE TENDER OFFER ARE:

  BANC OF AMERICA SECURITIES LLC              J.P. MORGAN SECURITIES INC.
214 North Tryon Street, 17th Floor                  270 Park Avenue
  Charlotte, North Carolina 28255                New York, NY 10017 USA
 Attn: High Yield Special Products               Attn: Alykhan Lalani,
+1 (888) 292-0070 (U.S. Toll Free)            Liability Management Group
    +1 (212) 847-5834 (Collect)            U.S. Toll free: +1 (866) 834-4666
                                                 Tel: +1 (212) 834-4802


                                      or

                                          J.P. MORGAN SECURITIES LTD.
                                                125 London Wall
                                                London EC2Y 5AJ
                                                United Kingdom
                                Attn: John Cavanagh, Liability Management Group
                                           Tel: +44 (0) 207-742-7506